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               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We hereby consent to the use in this Annual Report on Form 40-F and in the Registration Statement on Form S-8 (No. 333-109970) of our report dated March 12, 2004 relating to the consolidated financial statements of Gerdau Ameristeel Corporation, filed as part of this Annual Report on Form 40-F. We also consent to the use in this Annual Report on Form 40-F and in Registration Statement on Form S-8 (No. 333-109970) of our Comments by Auditors for United States of America Readers on Canada -- United States Reporting Differences dated March 12, 2004.



/s/ PricewaterhouseCoopers LLP

Tampa, Florida
April 26, 2004